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                            ImaRx Therapeutics, Inc.
                             1635 East 18th Street
                                Tucson, AZ 85719


                                                                  March 24, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

     Re:  ImaRx Therapeutics, Inc.
          Withdrawal of Registration Statement on Form 10 (File No. 000-51766)

Ladies and Gentlemen:

        ImaRx Therapeutics, Inc., a Delaware corporation (the "Company"), hereby makes application to withdraw its Registration Statement on Form 10 (File
No. 000-51766) filed with the Securities and Exchange Commission on January 27, 2006, under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The Company notes that, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 would automatically become effective on March 28, 2006, if not earlier withdrawn. The Company is filing this application to withdraw the Form 10 because the deadline for its contractual obligation to become a reporting company under the Exchange Act, which was the basis for filing the Registration Statement on Form 10, has been extended until September 30, 2006 by the party entitled to grant such extension.

        If you have any questions with respect to this matter, please contact the Company's counsel, John M. Steel, Esq. of DLA Piper Rudnick Gray Cary US LLP, at (206) 839-4800.


                                      Very truly yours,

                                      IMARX THERAPEUTICS, INC.


                                      By:  /s/ Evan C. Unger
                                           -------------------------------------
                                           Evan C. Unger, M.D.
                                           President and Chief Executive Officer